OPTEX SYSTEMS HOLDINGS, INC.
1420 Presidential Drive
Richardson, TX 75081

August 8, 2011

VIA EDGAR

Amanda Ravitz
Tom Jones
Tim Buchmiller
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:          Optex Systems Holdings, Inc.

Gentlepersons:

We are in receipt of your letter to us, dated July 1, 2011, regarding the Optex Systems Holdings, Inc. Revised Preliminary Information Statement on Schedule 14C, filed June 28, 2011, File No. 0-54114 (the “Current Information Statement”).  We thank you for taking the time to review the filings and provide your comments as part of our ongoing efforts to provide the best quality disclosure documents.

In order to fully respond to your letter and for ease of reference, we have included your comment (bolded) and each of our responses to your comment.

1.  To the extent applicable, please revise your disclosure in this filing to comply with our comment letter dated July 1, 2011 regarding your amended Registration Statement on Form S-1 filed on June 17, 2011.

We have so amended the Schedule 14C to provide updated information as relevant.

2.  Please revise your disclosure in this filing to comply with comment 9 of our comment letter dated May 11, 2011 regarding your Registration Statement on Form S-1 filed on April 14, 2011.

We have revised our disclosure in this 14C to comply with comment 9 of your May 11, 2011 comment letter.

Comment 9 provides: “9. Please expand the table in this section to disclose the holdings of each beneficial owner mentioned in the table assuming full conversion of the Series A preferred shares into common shares at a conversion price of $.01 per share”.

We have included the expanded table in the amended 14C.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S Securities & Exchange Commission
August 8, 2011

Again, thank you very much for providing your comments, and I apologize for the delay in response.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (212) 422-4910) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Stanley A. Hirschman

Stanley A. Hirschman
cc: Jolie Kahn, Esq.